

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Gary Atkinson
Chief Executive Officer
Singing Machine Co Inc
6301 NW 5 th Way, Suite 2900
Fort Lauderdale , FL 33309

  Re: Singing Machine Co Inc
    Registration Statement on Form S-1
    Filed April 13, 2022
    File No. 333-264277

Dear Mr. Atkinson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing

cc: Marcelle S. Balcombe